Exhibit 99.143

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the three months ended August 31, 2018. It is supplemental to, and should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes for the period ended August 31, 2018, as well as the audited financial statements and MD&A for the year ended May 31, 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.ca or through the SEDAR website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales, cash costs to produce, gross profit before fair value adjustments, adjusted gross margin, adjusted EBITDA, adjusted EBITDA from ACMPR operations, adjusted EBITDA from Aphria International, strategic investments, capital and intangible asset expenditures — wholly owned subs, and capital and intangible asset expenditures — majority owned subs which are not measures of financial performance under IFRS. The Company calculates each as follows:

•                      “Gram equivalents” include both grams of dried cannabis as well as grams of cannabis oil as derived using the an ‘equivalency factor’ of 1 gram per 4.5 mL of cannabis oil, prior period ‘equivalency factor’ of 1 gram per 4.5 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.

•                       “All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the packaging and post harvesting processing costs to create oil or other ancillary products.

•                       Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization and packaging costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.

•                       Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                       Adjusted gross margin is gross profit before fair value adjustments divided by revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                       Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

•                       Adjusted EBITDA from ACMPR operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; Aphria Inc, Cannan Growers Inc., Broken Coast Cannabis Ltd., and 1974568 Ontario Ltd. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the ACMPR regulated industry.

•                       Adjusted EBITDA from Aphria International is Adjusted EBITDA minus Adjusted EBITDA from ACMPR operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s international operations.

•                       Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

•                       Capital and intangible asset expenditures - wholly owned subs are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide indication of the use of capital raised by the Company outside of its operating activities.

•                       Capital and intangible asset expenditures - majority owned subs are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority owned subsidiaries. Management believes this measure provides useful information as it helps provide indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A is prepared as of October 11, 2018.

COMPANY OVERVIEW

Aphria Inc. (“Aphria”), a company amalgamated under the laws of the province of Ontario, is licensed to produce and sell medical cannabis under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. Aphria’s operations are based in Leamington, Ontario. The original Leamington greenhouse facility (“Aphria One”) provides Aphria with the opportunity to be a scalable low-cost producer of medical cannabis. The Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

Nuuvera Inc. (“Aphria International”) is a subsidiary of the Company acquired in March 2018. Aphria International is an international organization with a focus on building a global cannabis brand, through its subsidiaries ARA — Avanti Rx Analytics Inc., Avalon Pharmaceuticals Inc., 2589671 Ontario Inc., 2586974 Ontario Inc., Nuuvera Israel Ltd., Nuuvera Deutschland GmbH, Nuuvera Malta Ltd., sASG Pharma Ltd., QSG Pharma Ltd. and FL-Group. Through these subsidiaries, Aphria International has operations in Canada, Germany, Italy, Malta and Lesotho.

Broken Coast Cannabis Ltd. (“Broken Coast”), a subsidiary of the Company acquired in February 2018, is licensed to produce and sell medical cannabis under the provisions of the ACMPR. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is a leading premium cannabis brand.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“DD”). Aphria Diamond has applied for a second site cultivation licence under the provisions of the ACMPR.

Throughout this MD&A, Aphria will refer to its original Leamington campus as “Aphria One”.

The Company’s majority and wholly-owned subsidiaries are as follows:

Subsidiaries	Jurisdiction of incorporation	Ownership interest (1)
Aphria (Arizona) Inc.	Arizona, United States	100%
Cannan Growers Inc.	British Columbia, Canada	100%
Nuuvera Inc.	Ontario, Canada	100%
Nuuvera Holdings Ltd.	Ontario, Canada	100%
ARA — Avanti Rx Analytics Inc.	Ontario, Canada	100%
Avalon Pharmaceuticals Inc.	Ontario, Canada	100%
2589671 Ontario Inc.	Ontario, Canada	100%
2589674 Ontario Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.	Israel	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Italy S.p.A.	Italy	100%
FL-Group	Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
LATAM Holdings Inc.	British Columbia, Canada	100	%(2)
MMJ Colombia Partners Inc.	Ontario, Canada	100	%(2)
Marigold Acquisitions Inc.	British Columbia, Canada	100	%(2)
Hamsted Holdings Ltd.	Bermuda	100	%(2)
MMJ International Investments Inc.	Ontario, Canada	100	%(2)
ABP, S.A.	Argentina	100	%(2)
Marigold Projects Jamaica Limited	Jamaica	95	%(2)(3)
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90%

ColCanna S.A.S.	Colombia	90	%(2)
1974568 Ontario Ltd.	Ontario, Canada	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	South Africa	30%

(1)             The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Ownership of some subsidiaries are held through other subsidiaries, which the Company controls.

(2)             These entities were acquired subsequent to quarter-end.

(3)             The Company is entitled to 95% of the net income of this entity; however, the Company only holds 49% of the legal ownership.

STRATEGY AND OUTLOOK

Aphria, a leading global cannabis company, is setting the standard for the low-cost production of safe, clean and pure pharmaceutical grade cannabis at scale, grown in the most natural conditions possible. The Company, one of the first cannabis companies in Canada and the first Canadian cannabis company to fully embrace and grow exclusively in a greenhouse, has shown the ability to grow at scale and generate a profit from operations in a growing new industry. The Company continues to drive value for shareholders through its international expansion where Aphria is taking its experience and knowledge in the Canadian cannabis industry and applying it to new federal legal markets. Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

ACMPR Operations

ACMPR Operations include the results of: (i) the parent Aphria; (ii) Canadian subsidiaries which hold investments and have no other operations (Cannan Growers Inc.); (iii) companies which are applicants and are expected to become ACMPR licensed producers of medical cannabis (Aphria Diamond); and, (iv) companies which actively produce and sell medical cannabis under the ACMPR license (Broken Coast).

As the Company continues its planned expansions using the latest automation technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market.

Canadian medical market brands

Since 2014, the Aphria brand has been a leading choice for patients seeking safe, clean, and pure pharmaceutical grade medical cannabis. Notwithstanding the launch of the adult-use market, the Company will continue to focus and invest in the Canadian medical market. This will be achieved through an unrelenting focus on product innovation, patient-centric service and a commitment to accountability.

The Company plans to continue offering ‘B.C. Bud’ as a medical product under the Broken Coast brands.

Canadian adult-use market brands

The Company continues to invest significant capital and resources to prepare for the launch of the adult-use market in Canada. These efforts are focused on brand development, product innovation, marketing, sales, education and research and will set the stage for the Company to be a sizeable player in the Canadian adult-use market.

Aphria has been thoughtfully and diligently preparing for the adult-use market by thoroughly researching existing and emerging consumer segments and developing a portfolio of brands designed to specifically meet the needs of those segments across a range of brands, prices and products. The suite of brands created by the Company for Canada’s adult-use market opening October 17, 2018 include Solei, Broken Coast, RIFF, Good Supply and Goodfields. Each brand is unique to a specific offering of products representing various target demographics, described below:

Solei Sungrown Cannabis (“Solei”) is designed for current and novice users and pairs an assortment of carefully curated strains and product formats with different experiences.

RIFF is a community and cannabis brand that is co-created by the Co.LAB, a collective of creators and artists who love a good joint effort. The brand will have high potency offerings available for experienced users.

Good Supply is a value-priced brand without the frills, designed for the everyday cannabis user.

Goodfields is for current and new cannabis users interested in quality cannabis from a trusted source, cultivated with care.

Complementing Aphria’s in-house brands, the Company’s subsidiary Broken Coast Cannabis Ltd. (“Broken Coast”) is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous with the legacy of B.C.-bud. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches by choice, using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring the optimal cannabis experience.

Product development

The Canadian government has committed to regulating the sale of cannabis infused products in 2019. Based on existing legal markets, cannabis infused products typically represent more than 50% of the total cannabis market. Aphria continues to commit significant resources to drive product innovation in anticipation of these new emerging categories. As a part of its ongoing R&D efforts, the Company is investing in the capability to not only extract to scale using different methods, but also in isolation of terpenes, cannabinoids and other cannabis compounds, the development of distillates, water solubility, as well as insuring bio-availability in all of its applications, in order to develop consistent and unique formulations that can be used in our end-products. There is continued focus on ensuring product actives are both faster acting and have increased bio-availability to enhance medical applications and user experience. The Company’s focus is on developing a suite of edibles, RDTs (ready-to-drink), concentrates, topicals, additional medical delivery systems and vapes. These new value-added products will be available across a range of brands and will be available for sale once permitted by law.

The Company signed a letter of intent to form a joint venture with Perennial Inc., a subsidiary of DATA Communications Management Corp. (“DCM”), to collaborate on the development of new product brands and product categories. The Company will leverage DCM and Perennial’s proven track record of bringing other customers go-to market strategies, managing multimedia campaigns, marketing and customer loyalty programs. This experience and knowledge will allow Aphria to continue to develop new consumer-centric brands and product categories in the medical market and the adult-use markets. This strategic partnership will help deliver meaningful connections with the consumers for each new brand and product category developed through the joint venture.

Distribution

The exclusive distribution agreement signed with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”), provides the Company with the sales force and access to unparalleled knowledge of the sales strategy currently used to retail to the same government bodies responsible for retail cannabis to be used in the adult-use market. The Company leveraged this knowledge and capabilities by signing an agreement with We Grow BC Ltd. (“We Grow”), a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representatives across Canada.

The Company has signed supply agreements with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians, showing the Company’s commitment to becoming the leader in the upcoming adult-use market. The Company is one of a handful of licensed producers which has agreements with every province in Canada.

Based on the initial orders placed by the above provincial bodies, the Company has secured purchase orders for over 5,000 kgs of gram equivalents cannabis and cannabis products, annualized would represent over 30,000 kgs. The Company believes these orders will serve as an entrance into a larger market, as the demand continues to grow for the Company’s various brands and product offerings throughout all of Canada.

In addition to the above new distribution agreements for the adult-use market, the Company is expanding their distribution in the medical cannabis market with its five-year supply agreement with Shoppers Drug Mart.

Aphria One

The Company’s original flagship greenhouse location continues with the planned expansions and represents over 90% of the Company’s current production. This location serves as the basis on which the Company continues to innovate and develop techniques in cultivation, extraction and processing low-cost cannabis at scale.

The Company currently has 300,000 square feet of licensed production space at Aphria One capable of producing 30,000 kgs annually. The Company has allocated a portion of its space from the Part III expansion to mother and vegetative plants which will be used as the initial growing crops in the Part IV and Part V expansions. This has effectively lowered Aphria One’s functional capacity in this quarter, to 20,000 kgs per annum, but will ensure Part IV can commence growing operations without delay upon approval from Health Canada. With the fully capitalized Part IV and Part V expansions, the Company will be poised to have over 1,100,000 sq. ft. of state-of-the-art greenhouse facilities in January 2019, subject to Health Canada approvals. This temporary lower functional capacity has resulted in an increase in the “all-in” cost of sales of dried cannabis per gram and the cash costs to produce dried cannabis per gram. Upon full crop rotation being completed in the Part IV expansion, the Company anticipates production quantities of 110,000 kgs per year, producing high quality cannabis at a cost level commensurate with its industry leading cost producer status.

The Company at this time is slightly over budget with its Part IV and Part V expansions. As of August 31, 2018, the Company spent approximately $120 million of its expected cost of $150 million, an increase of $3 million from the original combined budget.

With the Part IV and Part V expansions, the Company is positioned to be the first licensed producer to bring in this level of technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology will automate the following functions of the plant growing cycle:

•      Transplanting cuttings through various stages into the final pots for flowering;

•                  Aiding in evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;

•      Monitoring and providing the necessary water and vital nutrients to the plants during the growing cycle; and

•      Transporting plants through different areas in the greenhouse including to the processing room once harvested.

Once this innovative technology has been implemented, the only human interaction to occur will be at the initial phase of taking the cuttings and throughout the plants’ growth cycle, to trim and prune the plants, which will occur in work bays outside of the greenhouse.

Additional state-of-the-art automation, already operational by the Company, is employed during the processing of the cannabis. The Company is bringing best-in-class innovative technologies to:

•      Cutting the plants, and transferring them to be processed;

•      Automating the de-budding and trimming of plants;

•      Disposing of waste produced in the cutting, de-budding and trimming phased of production; and

•      Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

The automation of the aforementioned processes will further permit Aphria to not only preserve but enhance its industry leading low-cost production standard within the cannabis industry.

The Company is installing a power co-generation plant that utilizes natural gas to generate its own electricity and as a by-product of this process, hot and cold water and CO2. This combined-cycle process will not only generate electricity to be used in the greenhouse to operate the lights and air conditioners, but also the hot and cold water produced will be employed to effectively control the temperature and humidity for the plants. The residual gas emissions created by this process will be directed through a catalytic converter to create CO2 which will be used during the growing cycle of the plants. At the same time, the Company installed state-of-the-art power switching in all equipment allowing it to switch power between the electrical grid and the power co-generation equipment at a moment’s notice to ensure it is constantly using the most cost-effective energy available.

In addition, a system will be instituted that will recycle the water used for the irrigation of the plants. The ‘used’ water will be sterilized through a pasteurization process which will allow the Company to re-use the water to irrigate the plants thereby reducing the amount and cost of water usage.

Not only will Aphria be the first cannabis producer to bring this level of technology and generate its own electricity, but also it will effectively make the Company’s power co-generation project net carbon neutral.

Aphria Diamond

Through the 51% owned subsidiary, the Company has partnered with DD, a leader with multi-generational expertise in the commercial greenhouse industry. This partnership not only allows Aphria to gain access to a large talent base of growers and operators of greenhouses at scale but will also allow the Company to significantly increase its production.

Bringing the knowledge and experience from the Company’s current operations at Aphria One, the Company anticipates a quick ramp-up and transition for its Aphria Diamond site. As a result of Aphria Diamond, the Company will have access to a further 140,000 kgs of cannabis annually upon completion of the retrofits in time for its first sale in January 2019, subject to Health Canada approval. A portion of the infrastructure associated with Aphria Diamond was delayed by a Ministry of Transportation approval, as a result of the facility being located on the border of a provincial highway. The delay was approximately 2 months. Despite the delay, the Company anticipates that the infrastructure will be complete in time for the first harvest from the Aphria Diamond greenhouse. In the event, the infrastructure is not complete, the Company has sufficient capacity at Aphria One to handle the overflow for a short-term period.

The Company provided $10,200 of initial capital with DD contributing $9,800. Aphria Diamond acquired 100 acres of land, including almost 32 acres of greenhouses for $42,389, and spent an additional $70,544 as at August 31, 2018 on the retrofit. The Company expects the project to cost an additional $8,000 to complete. All funds above the initial seed capital are currently being funded by the Company and will be repaid in full by Aphria Diamond.

Aphria Diamond is implementing similar levels of automation, as described above in Aphria One, for its location.

All production from Aphria Diamond will be sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into derivative, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast is the Company’s premium brand of indoor-grown high-margin, low-cost cannabis. Broken Coast not only provides the Company access to the quality associated with ‘B.C. Bud’ but also allows access to an award-winning genetic bank of cannabis, which in turn can be produced at scale through the Company’s Aphria One and Aphria Diamond facilities. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their state-of-the-art custom-built indoor facilities.

Extraction Centre of Excellence

The Company’s $55 million state-of-the-art Extraction Centre of Excellence was subject to the same delay as a portion of Aphria Diamond’s infrastructure. The Company currently anticipates that the Extraction Centre of Excellence will be available for use in May 2019, a two-month delay, subject to Health Canada approval.

This facility will provide the necessary production capacity to process over 200,000 kgs per year. It will build off the Company’s currently developed extraction technologies and further expand on the latest extraction technologies and techniques, creating new and innovative product offerings for the adult-use market as they become legal to sell in Canada. The facility will be equipped to conduct a wide range of cannabis extractions, including CO2, butane, ethanol, and produce world-class cannabis concentrates, including fractionated distillates.

To this point in the development of the Canadian cannabis market, the sale of cannabis has been about the sale of cannabis as a product, in forms like flower or bud, shake or trim, and cannabis oil in its many forms, including tinctures, softgel capsules, oral sprays and intimacy products. The Company believes that as the global cannabis industry evolves, this focus on cannabis as a product will morph into cannabis as an ingredient. The Extraction Centre of Excellence is designed around demonstrating Aphria’s leadership in the concept of cannabis as an ingredient.

Licences

The Company holds two ACMPR licences: Aphria One and Broken Coast. The Company also has submitted an application for a second site license for Aphria Diamond. Additionally, the Company maintains a Dealer Licence from Health Canada to export medical cannabis oil and resin to international markets.

The ACMPR licence provides the Company with the ability to cultivate, process and sell cannabis within Canada. The Dealer Licence provides the Company with the opportunity to possess, sell and transport medical cannabis oil and resin produced in Canada to other countries where cannabis is federally legal. On October 17, 2018, the Dealer Licence will no longer be required, as all elements of the Dealer Licence will be covered through the Company’s Cannabis Licence. The Company anticipates relinquishing its Dealer Licence as part of the transition to The Cannabis Act.

Aphria International

The Company continues to focus on new and emerging federally legal cannabis markets, and continued growth for the Company and its shareholders. The Company’s international strategy will focus on medical cannabis markets that are developing stringent regulatory rules, markets with limited license opportunities and stable economic environments.

Through the acquisition of Aphria International and the conditional acquisition of LATAM Holdings Inc., which closed subsequent to period-end, the Company secured access to key international markets, management team bench strength with a proven knowledge and high levels of executional success within the industries and jurisdictions in which they operate. The Company believes that with its significant experience in the highly regulated Canadian ACMPR market, it will be able to export its industry leading knowledge and practices to its global subsidiaries.

As part of its international strategy, the Company is developing regional hubs in Pan-Asia, the European Union, South America, North America, the Caribbean and Africa. These hubs will represent key countries for investment and will aid in the flow of cannabis goods across the globe. The Company chose Australia as its Pan-Asian hub and is currently exploring opportunities in New Zealand and Thailand. The Company chose Malta as its hub for the European Union and Colombia for South America, where it continues to pursue opportunities in Brazil, Argentina, Peru and Chile. The Company chose Jamaica as its hub for the Caribbean and Lesotho as its hub for Africa.

The Company has international operations in Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta and Portugal and maintains an option for entry into Brazil. With these markets still in their infancy, and the regulatory environment around them still being formed, these countries are looking to Canada as a leader in developing the regulatory environment. The Company provides a unique opportunity to bring the experience from working within Canada during the development of the cannabis regulations, to provide this expertise and knowledge to develop these global cannabis markets.

Export facility from Canada

Through the acquisition of Aphria International, the Company acquired ARA - Avanti RX Analytics Inc. (“Avanti”), which currently holds four licences: (i) Dealer Licence; (ii) Establishment Licence; (iii) Site Licence; and, (iv) Medical Device Establishment Licence.

These licences allow the Company to possess and handle cannabis and cannabis derivative products and allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of codeine, morphine, cocaine, cannabis and related cannabinoids. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

The Company is currently in the process of securing Good Manufacturing Practice from the European Medicines Agency (“EU-GMP”) certification on the Avanti lab, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

Pan-Asia

Australia

The Australian market is very similar to the Canadian medical cannabis market three years ago. The Company has access to the Australian medical cannabis market through a 25% equity investment in Althea Company Pty Ltd., and a supply agreement with Althea until they are able to complete construction of their new facility and fulfill their own production requirements.

Althea currently holds a licence to cultivate and manufacture cannabis-derivative medications issued by the Office of Drug Control (“ODC”). Althea previously had secured import permits from the ODC. Aphria obtained the related export permit from Health Canada and Aphria has shipped product to Althea in Australia. The products sold by Althea in Australia are co-branded with Aphria.

Aphria International also maintains relationships in Australia with two companies conducting medical cannabis clinically trials. Medlab Pty Ltd. is currently in Phase 2b of a clinical trial related to oncology pain using an Aphria proprietary blend of cannabis strains oil, subsequently converted in Australia into a nanocell mucosol spray. CannPal Pty Ltd., is currently in Phase 2a of a clinical trial related to animal pain in cats and dogs, using Aphria strains.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. German law currently permits import of cannabis only. The German government recently re-launched its tender process to award licences for in-country cultivation. Aphria International, through its German wholly-owned subsidiary Nuuvera Deutschland GmbH (“Deutschland”), participated in the previous tender process, which was stopped by the German courts on a technicality related to the bid rules, and will participate in the current tender process being launched by the German government. Germany currently allows cannabis and cannabis extracts in pharmacies. These cannabis-based products are also required by German law to be covered by insurance companies. This coverage provides a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and, distribution.

Demand

Through the acquisition of a 25.1% interest in Berlin-based Schöneberg Hospital, the Company has access to doctors and patients, to support the education of the benefits of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients. The Company has partnered with a leading company in digital apps and medical software to build a modern, patient centric clinic for telemedicine.

Supply

As previously discussed, the Company will, through imports and participation in the German tender process, supply products into the German market. The Company entered into a strategic partnership with a prominent European flower producer, Schroll Flowers, to obtain access to EU GMP-certified organic medical cannabis. This agreement ensures the Company will have further access to cannabis for distribution throughout the EU.

Distribution

Through the acquisition of Aphria International, the Company obtained a letter of intent to supply 1,200 kgs of cannabis products through CC Pharma GmbH, a leading distributor of pharmaceutical products. To secure a constant delivery of imported cannabis for German patients, the Company is building one of the biggest state-of-the-art GMP certified cannabis vaults in Bad Bramstedt in northern Germany with a storage capacity of 5,000 kgs.

Malta

Through majority-owned subsidiary ASG Pharma Ltd. (“ASG”), the Company received the first import certificate for medical cannabis issued by the Government of Malta’s Ministry of Health. The Company intends on using the Malta facility to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe.

This Malta facility will provide the Company with the ability to bring low-cost production of cannabis product from outside of Europe into an EU-GMP certified facility for further processing and distribution throughout Europe.

Through majority-owned subsidiary QSG Pharma Ltd. (“QSG”), the Company will pursue the health and wellness market with CBD based products. These products will not have the THC component found in cannabis, and will focus on diversifying the Company’s product offerings throughout Europe.

Italy

The Company’s wholly owned subsidiary FL-Group is authorized for the distribution of pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies, FL-Group holds one of only seven cannabis import licenses in Italy. The FL-Group acts as the Company’s distributor to the Italian cannabis market. The Company maintains a partial ownership interest in a separate subsidiary, Aphria Italy S.p.A., in Italy.

Portugal

Identified as one of the primary areas for cultivation in the European Union, Aphria International is currently pursuing strategic partners to begin operations in Portugal.

Africa

Lesotho

The Company entered into a new venture in CannInvest Africa Ltd. (“CannInvest”), a South African corporation. Aphria’s partner in CannInvest is the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years experience in phytoextraction of African medicinal plants. Through this transaction, the Company obtained a controlling interest in Verve Dynamics Inc. (PTY) Ltd. (“Verve”). Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use.

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to low-cost GMP certified extract for distribution into South Africa and other federally legal markets, including the European Union.

The Company has contributed $4,051 to the new venture. Construction of a new extraction and processing facility is underway. Upon completion, the Company will apply for EU-GMP certification which will allow all product from the Lesotho site to be distributed within the EU.

South America

Colombia

The Company signed an exclusive supply agreement with Colcanna S.A.S. (“Colcanna”), a Colombia-based pharmaceutical import and distribution company, which is licensed to import, sell and distribute medical cannabis, medical products and derivatives in Colombia. Under the terms of the agreement, Aphria will be the exclusive supplier of cannabis products to Colcanna for the Colombian market.

Argentina

In March 2018, the Company signed an exclusive supply agreement with ABP, S.A. (“ABP”), an Argentina-based pharmaceutical import and distribution company, which is licensed to import CBD oil into Argentina for a clinical drug trial studying epilepsy in children. Under the terms of the agreement, Aphria is the exclusive supplier of cannabis oil to ABP for the Argentinian market and ABP will purchase medical cannabis products from Aphria exclusively.

LATAM Holdings Inc.

Subsequent to period-end, the Company completed the acquisition of LATAM Holdings Inc. (“LATAM”). The acquisition of LATAM provides the Company with immediate access to the high profile, attractive countries in South America and the Caribbean, including Colombia, Argentina, Jamaica and potentially Brazil.

Colombia

The acquisition of LATAM provides the Company with 90% ownership of Colcanna. This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients in Colombia. Upon Colcanna developing its 34 acres of land for the cultivation of cannabis, which is expected to provide 50,000 kgs annually, the Company will maintain the control of the cultivation and distribution of cannabis in Colombia. Until the emerging Colombian market demand grows to match the Company’s Colombian production, the Company will be able to utilize its export licence to distribute the excess production globally.

Argentina

The acquisition of LATAM provides the Company with sole ownership of APB, providing the Company with a significant first-mover advantage, as APB is the first company with an in-country medical cannabis research licence. The Company also continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires. The Company believes that, once the Argentinian government approves medical cannabis, in-country cultivation opportunities will be attractive.

Jamaica

The acquisition of LATAM provides the Company with a 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), through multiple subsidiaries and a 95% royalty on profits through an Intellectual Property agreement. This acquisition will provide the Company with several key licences including a Tier 3 cultivation licence, a conditional Tier 2 herb house licence, as well as conditional licences for import, export and research purposes.

Brazil

Finally, the acquisition of LATAM provides the Company with an option to purchase 50.1% of a Brazilian entity for $24 million (USD), once it secures a medical cannabis licence from the Brazilian government and a right of first offer and refusal on another 20-39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter into the Brazilian cannabis market pending the Brazilian Company obtaining a licence.

Strategic Investments and Acquisitions

The Company continues to invest in companies to advance its corporate strategic goals. These investments allow the Company access into ancillary markets within the cannabis industry, in which the Company is otherwise not active, leading to supply or purchasing agreements or other relationships to further these corporate strategic goals.

Green Acre Capital Fund

Aphria agreed to invest $2,000 and $15,000 in Green Acre Capital Fund I and Green Acre Capital Fund II respectively (“Green Acre”), of which $2,000 had been invested by August 31, 2018. Green Acre is a private investment fund dedicated exclusively to the Canadian medical and recreational cannabis industry. The fund invests in sectors across the cannabis value chain including production, research, consumer products and retail.

Subsequent to quarter-end, the Company also transferred assets worth $30,542 to GA Opportunities Corp. (the “Fund”), in exchange for a promissory note, bearing interest at 12% per annum, due in 5 years. In addition, the Company secured an option to purchase the assets of the Fund for the value of the promissory note. The option is for a 5-year period, at the annual cost of 12.3%, and in the event the assets are considered to be US cannabis assets, the option to repurchase the shares is subject to the following conditions (collectively, the enumerated conditions (1) through (5), the “Conditions”):

(1)                   Cannabis becoming legalized federally in the United States; and

One or more of the following conditions have been satisfied:

(2)                   The TSX has provided its approval for the re-purchase of the Liberty shares;

(3)                   The TSX revises its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business;

(4)                   The common shares of the Company are voluntarily or involuntarily delisted from the TSX; and/or

(5)                   The Company is acquired by another entity, provided that the common shares of the Company will be delisted from the TSX upon the change of control.

These investments provide the Company a way of recognizing a share of the growth of the ancillary markets of the cannabis industry in which it is not currently active. The investment also serves to assist in identifying new technology and innovations, which the Company may participate in directly, or acquire. These opportunities are identified and analyzed by the management team of Green Acre, without any further costs to the Company.

Hiku Brands Company Ltd.

The Company held investments in Hiku Brands Company Ltd. (“Hiku”) with a cost of $12,111 and a fair value of $34,231 as at August 31, 2018. Subsequent to quarter-end, the Company agreed to transfer this investment to GA Opportunities Corp.

National Access Cannabis Corp.

The Company made a strategic investment in National Access Cannabis Corp. (“NAC”). The Company made this investment to share in the retail portion of the adult-use cannabis market.

Divesture of equity investment in passive US assets

During the year, the Company fully divested of its holdings in Copperstate and CSF. The total cost of the investments in Copperstate and CSF is $11,162 and the investment was recorded in the Company’s financial statements at its fair value of $20,000, resulting in a realized gain of $8,838 on the sale of the asset.

The Company completed the sale of 16,029,615 of its shares in Liberty for $11,514 during the period and sold the remaining 64,118,462 shares for $59,098 subsequent to quarter-end. The Company retained options to repurchase 80,148,077 shares in Liberty, subject to the same Conditions as described above. The Company expects that, in the battle for market share once cannabis becomes legalized federally in the United States, the cost to acquire an interest in the United States cannabis market will significantly increase. These option agreements allow the Company an access point into the United States cannabis market at a price fixed before any increase arising from cannabis becoming a federally legal substance.

Equity Financing Activities

During the period, the Company closed a bought deal financing for net proceeds of over $245,000.

The Company has sufficient capital to fund its current international activities from the development stage through to production where they are expected to generate cash independently. There are also sufficient funds to complete the existing expansion of the ACMPR operations including capital investments for the build out of the Company’s Aphria One, Aphria Diamond and Broken Coast facilities. The Company may require additional funds for any additional expansion, acquisitions or adjustments to the current planned activities.

INVESTOR HIGHLIGHTS

	Q1 - 2019	Q4 - 2018
Revenue	$13,292	$12,026
Kilograms equivalents sold	1,778.2	1,312.6
Production costs	$4,441	$2,245
Cash cost to produce dried cannabis / gram[1]	$1.30	$0.95
“All-in” cost of sales of dried cannabis / gram[1]	$1.83	$1.60
Adjusted gross margin[1]	63.6%	78.7%
Adjusted EBITDA from ACMPR operations[1]	$(828)	$2,227
Cash and cash equivalents & marketable securities	$313,982	$104,799
Working capital	$363,245	$150,758
Capital and intangible asset expenditures - wholly owned subsidiaries[1]	$28,036	$39,042
Capital and intangible asset expenditures - majority owned subsidiaries[1]	$29,727	$24,052
Strategic investments[1]	$29,368	$5,946

1 — Non-GAAP measure

•                       On June 21, 2018, Bill C-45, the Cannabis Act, reached Royal Assent, to come into force October 17, 2018

•                       Current production capacity 34,500 kgs (annualized)

•                       Mid-term capacity upgrade to 255,000 kgs (annualized) production capability expected by November 2018, with a further 5,000 kgs (annualized) within one year thereafter

•                       Signed LOI with Perennial to establish joint venture to develop new, consumer-centric, cannabis-infused product categories and brands

•                       Final full quarter of inventory build for adult-use market in Canada and International opportunities

•                       Entered into a representative agreement to be the exclusive sales representative for We Grow BC Ltd.

•                      Launched the Company’s portfolio of adult-use brands: Solei Sungrown Cannabis, RIFF, Good Supply, and Good Fields

•                       Signed agreements to supply every Canadian province and the Yukon Territory, securing access to 99.8% of Canadians

•                       Successfully divested of all US cannabis assets subsequent to quarter-end

•                       Bought deal closed during the period for net proceeds of over $245,000

•                       Strong executive team

•                       20+ years of Pharmaceutical experience

•                       35+ years of potted plant greenhouse growing experience

•                       30+ years of vegetable greenhouse growing experience

•                       10+ years of tobacco sales and marketing experience

•                       30+ years of spirit sales and marketing experience

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth for Aphria One and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested produce to its full fair value less costs to sell.

As at August 31, 2018, the Company’s harvested cannabis and cannabis oil, as detailed in Note 6, and biological assets, as detailed in Note 7 of its financial statements, are as follows:

	August 31,	May 31,
	2018	2018
Harvested cannabis - at cost	$7,321	$4,111
Harvested cannabis - fair value increment	11,497	8,220
Harvested cannabis trim - at cost	831	810
Harvested cannabis trim - fair value increment	1,449	1,467
Cannabis oil - at cost	3,122	2,660
Cannabis oil - fair value increment	5,289	3,918
Distillate - at cost	1,252	—
Distillate - fair value incrrement	1,582	—
Softgel capsules - at cost	124	—
Softgel capsules - fair value increment	175	—
Biological assets - at cost	4,091	3,708
Biological assets - fair value increment	2,542	3,623
Cannabis products - at fair value	$39,275	$28,517

In an effort to increase transparency, Aphria One’s biological assets are carried at cost plus fair value increments of $0.59, $1.18, $1.77 and $2.36 per gram for weeks 13, 14, 15 and 16, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.72, $1.44, $2.16 and $2.89 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis and harvested cannabis trim are carried at fair values of $3.75 per gram and $3.00 per gram, respectively for greenhouse produced cannabis. Harvested cannabis and harvested cannabis trim are carried at fair values of $4.25 per gram, $3.50 per gram, respectively for indoor produced cannabis. Cannabis oil, distillate, and softgel capsules include the relative fair value based on the amount of harvested cannabis or harvested cannabis trim is used in the production of each product. The individual components of fair values are as follows:

	August 31,	May 31,
	2018	2018
Harvested cannabis - at cost - per gram	$1.50	$1.28
Harvested cannabis - fair value increment - per gram	$2.35	$2.55
Harvested cannabis trim - at cost - per gram	$1.19	$1.15
Harvested cannabis trim - fair value increment - per gram	$2.07	$2.09
Cannabis oil - at cost - per mL	$0.34	$0.34
Cannabis oil - fair value increment - per mL	$0.57	$0.51
Distillate - at cost - per mL	$0.41	$—
Distillate - fair value increment - per mL	$0.52	$—
Softgel capsules - at cost - per mL	$0.39	$—
Softgel capsules - fair value increment - per mL	$0.55	$—

The recognized a temporary increase in the harvested cannabis and harvested cannabis trim cost per gram as a result of the increase in overhead and other growing costs associated with the Part III expansion being intentionally utilized with lower functional production. This temporary lower functional production is a result of the Company allocating additional space from the Part III expansion to mother and vegetative plants which will be required for the Part IV and Part V expansions. This temporary increase in costs over lower production has been done to ease the ramp-up in our newest expansions immediately upon obtaining Health Canada approval. The impact of these costs over lower production increased the cost per gram by an estimated $0.25 per gram of harvested cannabis and $0.14 per gram of harvested cannabis trim until Part IV and Part V have received Health Canada approval.

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
	August 31,	May 31,
“All-in” cost of sales of dried cannabis per gram	2018	2018

Production costs	$4,441	$2,245
Less:
Cost of accessories	$(65)	$(67)
Cannabis oil conversion costs	$(147)	$(84)
Disposal of plants	$(979)	$—
Adjusted “All-in” cost of sales of dried cannabis	$3,250	$2,094

Gram equivalents sold during the quarter	1,778,232	1,312,571

“All-in” cost of sales of dried cannabis per gram	$1.83	$1.60

In prior quarters the Company recorded adjustments to “All-in” cost of sales of dried cannabis per gram, for increases in plant inventory. This adjustment was made as a result of the Company using a standard cost method and allocating additional costs to plant inventory, when as part of a planned expansion, there was a significant increase in the number of plants, while the incremental costs with the new capacity have not materialized. The increase in number of plants before the corresponding increase in costs, led to the Company allocating more costs than incurred to date, to biological assets resulting in over absorbed overhead. To maintain comparability of this figure from quarter to quarter, the Company determined it was appropriate to normalize this item as part of the above calculation. This adjustment is subjective, and requires management to make significant assumptions as to whether the increase in cost included in biological assets, is a result of improved operations, a result of an expansion or a result of other factors.

During the quarter, the Company also disposed of 13,642 plants prior to harvest. During the quarter, the Company was unable to fill all of the open greenhouse positions due to a lack of qualified local labour, which left it with insufficient staff to harvest the levels of production produced in the Aphria One greenhouse. As a result of the lower staff levels, one week’s crop rotation outgrew its optimal harvest period. In an effort to maintain the highest quality for its patients, the Company disposed of the plants associated with the one week of production to ensure the next week’s harvest was grown in optimal conditions. Included in production costs is $979 of accumulated costs relating to these plants which were not harvested. Subsequent to the quarter, Aphria doubled the size of the greenhouse staff in Leamington. Automation, as part of the Part IV expansion, is also expected to be fully operational by the end of the next quarter, which will further permit Aphria to not only preserve but enhance its industry leading low-cost production standards within the cannabis industry.

The Company recognized a temporary increase in the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram as a result of the allocation of production space in the Part III expansion to mother and vegetative plants for the Part IV and Part V expansions increasing the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram by an estimated $0.20. The Company also recognized lower yields in the quarter due to moving plants into the Part III expansion prior to all automation, and temperature control equipment being fully operational. These pieces of automation and temperature control equipment which are also part of the Part IV expansion are expected to be fully operational by the end of the next quarter. The lower yield increased the current quarter “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram by an estimated $0.22.

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
	August 31,	May 31,
Cash costs to produce dried cannabis per gram	2018	2018

Adjusted “All-in” cost of sales of dried cannabis	$3,250	$2,094
Less:
Amortization	$(513)	$(353)
Packaging costs	$(423)	$(493)
Cash costs to produce dried cannabis	$2,314	$1,248

Gram equivalents sold during the quarter	1,778,232	1,312,571

Cash costs to produce per gram	$1.30	$0.95

RESULTS OF OPERATIONS

Revenue

Revenue for the three months ended August 31, 2018 was $13,292 versus $6,120 in the same period of the prior year and $12,026 in the fourth quarter of fiscal 2018, representing an increase of 117.2% from the prior year and an 10.5% increase from the prior quarter.

The increase in revenue during the quarter from the prior quarter was related to:

•                  Broken Coast contributed 347,716 gram equivalents sold in the quarter;

•                  Continued patient onboarding, including sales of 164,623 gram equivalents to patients on-boarded in the quarter;

•                  Continued growth of sales to existing patients, including sales of 953,870 gram equivalents to patients on-boarded prior to the quarter; and,

•                  Increase in wholesale orders during the quarter from 32,452 gram equivalents to 312,023 gram equivalents. Included within this amount is 110,227 gram equivalents delivered to partners conducting clinical drug trials and 201,796 gram equivalents to other Licensed Producers primarily composed of cannabis trim.

These factors were partially offset by:

•                  A minor decrease in the average retail selling price (excluding wholesale) during the quarter from $9.25 to $8.99.

•                  Although there was an increase in the percentage of cannabis oil sold for retail sales from 29.2% to 39.1% based on gram equivalents. The oil sold during the quarter was sold with a lower equivalency factor of 1 gram per 4.5mL of cannabis oil, compared to 1 gram per 6mL of cannabis oil in the prior quarter sales.

Gross profit and gross margin

The gross profit for the three months ended May 31, 2018 was $13,764, compared to $7,903 in the same quarter in the prior year and $18,212 in the previous quarter. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year, the acquisition of Broken Coast, and the increase in the net fair value adjustment for biological assets. The decrease from the previous quarter is due to the lower fair value adjustment on growth of biological assets and increase in production costs for the quarter.

	Three months ended
	August 31,	May 31,
	2018	2018

Revenue	$13,292	$12,026
Production costs	4,441	2,245
Other costs of sales	393	313

Gross profit before fair value adjustments	8,458	9,468

Fair value adjustment on sale of inventory	4,205	3,077
Fair value adjustment on growth of biological assets	(9,511)	(11,821)
	(5,306)	(8,744)

Gross profit	$13,764	$18,212
Gross margin	103.6%	151.4%

Cost of sales currently consist of three main categories: (i) production costs and, (ii) fair value adjustment on sale of inventory and (iii) fair value adjustment on growth of biological assets:

(i) Production costs include all direct and indirect costs of production, related to the medical cannabis sold. This includes costs relating to growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(iii) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 6 — Consolidated financial statements for the three months ended August 31, 2018) consists of harvested cannabis and harvested cannabis trim to be $3.75 and $3.00 per gram respectively, for greenhouse produced cannabis and $4.25 and $3.50 per gram respectively, for indoor produced cannabis.

Management believes that the use of non-cash IFRS adjustments in calculating gross profit and gross margin can be confusing due to the large value of non-cash fair value metrics required. Accordingly, management believes the use of gross profit before fair value adjustments and adjusted gross margin provides a better representation of performance by excluding non-cash fair value metrics required by IFRS.

Gross profit before fair value adjustments and adjusted gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the three months ended August 31, 2018:

	Three months ended		Three months ended
	August 31, 2018		August 31, 2018
	(IFRS)	Adjustments	(Adjusted)
Revenue	$13,292	$—	$13,292
Production costs	4,441	—	4,441
Other costs of sales	393	—	393
Fair value adjustment on sale of inventory	4,205	(4,205)	—
Fair value adjustment on biological assets	(9,511)	9,511	—
	(472)	5,306	4,834
Gross profit	$13,764	$(5,306)	$8,458
Gross margin	103.6%		63.6%

The Company recognized a decline in adjusted gross profit and adjusted gross margin this quarter as a result of the previously discussed one-time disposal of plants increasing production costs by $979. If the Company were to add back the cost of disposed of plants in the quarter, the Company would have realized an adjusted gross profit of $9,437 and adjusted gross margin of 71%.

Other factors affecting the lower adjusted gross profit and adjusted gross margin were:

•                       the temporary increase in production costs as a result of the allocation of production space in the Part III expansion to mother and vegetative plants for the Part IV and Part V expansion; and

•                       the lower yields due to moving plants into the Part III expansion prior to all automation, and temperature control equipment being fully operational.

Selling, general and administrative costs

	For the three months
	ended
	August 31,
	2018	2017
General and administrative	$8,851	$1,735
Share-based compensation	6,122	2,509
Selling, marketing and promotion	4,741	1,948
Amortization	3,274	239
Research and development	262	90
Transaction costs	865	—
	$24,115	$6,521

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development and transaction costs. These costs increased by $17,594 to $24,115 from $6,521 in the same quarter in the prior year.

General and administrative costs

	For the three months
	ended
	August 31,
	2018	2017
Executive compensation	$835	$306
Consulting fees	931	94
Office and general	1,807	554
Professional fees	1,562	217
Salaries and wages	3,092	408
Travel and accomondation	471	136
Rent	153	20
	$8,851	$1,735

The increase in general and administrative costs during the quarter was largely related to an increase in:

•                       Executive compensation increased as a result of the increase in executive headcount over the same period in the prior year;

•                       Salaries and wages, office and general, and travel and accommodation as a result of the first full quarter since the acquisition of Nuuvera, increased headcount and other activity within the business over the same period in the prior year;

•                       Professional fees, predominantly comprised of legal costs associated with various negotiations and reviews of current and potential business relationships necessary to sustain the growth of the Company, including recurring costs related to our listing on the TSX. The increase is due to an increase in number of closed and potential transactions as well as the first full quarter since the acquisition of Nuuvera.

Share-based compensation

The Company recognized share-based compensation expense of $6,122 for the three months ended August 31, 2018 compared to $2,509 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is a result of an increase in deferred share units (“DSUs”), stock options vesting, as well as an increase in stock price used in the valuation of DSUs and options issued in the current period. The Company issued 15,884 DSUs and 1,070,000 stock options in the current period compared, to 4,680 DSUs and 1,265,000 stock options in the same period of the prior year. Of the stock options granted in the quarter, 83,331 vested in the quarter.

Selling, marketing and promotion costs

For the three months ended August 31, 2018, the Company incurred selling, marketing and promotion costs of $4,741, or 35.7% of revenue versus $1,948 or 31.8% of revenue in the comparable prior period. These costs relate to patient acquisition and ongoing patient maintenance, the Company’s call center operations, shipping costs, marketing department, as well as the development of promotional and information materials. Patient acquisition and ongoing patient maintenance costs include payments to individual clinics to perform medical studies as well as reimbursement of operating costs incurred by clinics on the Company’s behalf. The increase in selling, marketing and promotion cost is correlated with the increase in patient and sales volumes over the comparable period. During the quarter, the Company also increased marketing costs related to the upcoming adult-use market.

Amortization

The Company incurred non-production related amortization charges of $3,274 for the three months ended August 31, 2018 compared to $239 for the same period in the prior year. The increase in amortization charges are a result of the assets that have been transferred into use from the capital expenditures incurred in the current and prior fiscal year.

Research and development

Research and development costs of $262 were expensed during the three months ended August 31, 2018 compared to $90 in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify costs performing R&D on product which can still be sold.

Transaction costs

Transaction costs of $865 were expensed during the three months ended August 31, 2018 compared to $nil in same period last year. These relate to costs associated with the completed acquisitions and various other potential acquisitions the Company has considered and abandoned, or is still considering.

Non-operating items

	For the three months
	ended
	August 31,
	2018	2017
Consulting revenue	$—	$293
Foreign exchange loss	(59)	(151)
Loss on marketable securities	(167)	(1,746)
Loss on sale of capital assets	—	(7)
Gain on dilution of ownership in equity investee	2,210	7,551
Loss from equity investees	(247)	(8,840)
Gain on sale of equity investee	9,880	—
Deferred gain on sale of intellectual property	233	234
Finance income, net	1,059	466
Unrealized gain on convertible notes receivable	295	547
Gain on long-term investments	22,700	19,082
Unrealized loss on derivative liability	(415)	—
	$35,489	$17,429

During the quarter ended August 31, 2018, the Company recognized a gain on long-term investment of $22,700. This gain relates largely to unrealized gains on the Company’s portfolio of long-term investments. The Company also recognized a realized gain of $9,880 on the partial sale of the shares held in Liberty, and an unrealized loss on derivative liability of $415 for the quarter ended August 31, 2018 as a result of the 18% discount on market price of Liberty, based on Liberty’s 10-day volume weighted trading price in the Obligation Agreement. Subsequent to quarter-end, the Company sold the remaining shares held in Liberty in exchange for a promissory note of $59,098. The carrying value of the investment ,net of the derivative liability, was $6,120 as at August 31, 2018.

Net income

The Company recorded net income for the three months ended August 31, 2018 of $21,176 or $0.09 per share as opposed to net income of $15,041 or $0.11 per share in the prior year.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA from operations as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months
	ended
	August 31,
	2018	2017
Net income	$21,176	$15,041
Income taxes	3,962	3,770
Finance income, net	(1,059)	(466)
Amortization	4,706	628
Share-based compensation	6,122	2,509
Fair value adjustment on growth of biological assets	(9,511)	(4,265)
Fair value adjustment on sale of inventory	4,205	1,136
Transaction costs	865	—
Loss on sale of capital assets	—	7
Foreign exchange loss	59	151
Loss on marketable securities	167	1,746
Loss from equity investees	247	8,840
Deferred gain on sale of intellectual property	(233)	(234)
Gain on dilution of ownership in equity investee	(2,210)	(7,551)
Unrealized gain on convertible notes receivable	(295)	(547)
Unrealized loss on derivative liability	415	—
Gain on long-term investments	(22,700)	(19,082)
Gain on sale of equity investee	(9,880)	—
Adjusted EBITDA from Aphria International	3,136	—
Adjusted EBITDA from ACMPR operations	$(828)	$1,683

	For the three months
	ended
	August 31,
	2018	2017
Adjusted EBITDA from ACMPR operations	$(828)	$1,683
Adjusted EBITDA from Aphria International	(3,136)	—
Adjusted EBITDA	$(3,964)	$1,683

Last year, the Company reported adjusted EBITDA of $873 for the three months ended August 31, 2017. In a prior quarter, the company re-assessed the definition of adjusted EBITDA, particularly as it related to presenting a repeatable proxy for cash. As a result, the Company removed the following from EBITDA adjustments from the current periods but also removed from the prior periods for comparison purposes:

(i)         allowance for bad debts as although this is a non-cash item the Company believes it represents an estimate on future cash flows in the amount of $13 for the three months ended August 31, 2017;

(ii)      EBITDA loss from equity accounted investees in the amount of $(675) for the three months ended August 31, 2017;

(iii)   amortization of certain non-capital assets in the amount of $3 for the three months ended August 31, 2017.

The Company also added an EBITDA adjustment for foreign exchange loss of $151 for the three months ended August 31, 2017.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from (used in) operations for the period decreased by $10,514 from cash flow generated from operations of $(3,801) in the prior year to cash flow used in operations of $(14,315) in the current three month period. The decrease in cash flow generated from operations is primarily a result of:

•                  Increase in non-cash working capital of $8,693, comprised primarily of increased HST receivable balance, and investments in inventory and biological assets offset by increased accounts payable and accrued liabilities and income taxes payable; and

•                  Additional cash production costs expensed with write off of plants disposed of in the quarter.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at August 31, 2018, Aphria maintained $273,087 of cash and cash equivalents on hand plus $40,895 in liquid marketable securities, compared to $59,737 in cash and cash equivalents plus $45,062 marketable securities at May 31, 2018. Liquid sources of cash increased $209,183 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at August 31, 2018, the Company maintained working capital of $363,245. Management expects the Company to have adequate funds available on hand to meet the Company’s planned growth and expansion of facilities over the next 12 months.

Capital and intangible asset expenditures

For the three months ended August 31, 2018, the Company invested $28,036 in capital and intangible assets through wholly owned subsidiaries, exclusive of business acquisitions, of which $1,956 are considered maintenance CAPEX and the remaining $26,080 growth CAPEX related to Broken Coast’s Phase IV expansion and Aphria One’s Part III and Part IV expansions.

For the three months ended August 31, 2018, the Company invested $29,727 in capital and intangible assets through majority owned subsidiaries, of which $nil are considered maintenance CAPEX and the remaining $29,727 growth CAPEX, related to Aphria Diamond’s facility retrofit.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

In April 2017, the Company indemnified the landlord of the office space to be used by its then equity investee, Liberty Health Sciences Inc., with annual rent from $180 to $190 expiring June 2023.

The Company continues to lease office space from a related party. The lease commitment ends December 31, 2018 with the option to renew for two additional 5-year periods. As disclosed previously, the Company agreed to contribute $15,000 to Green Acre Capital Fund II. The Company has lease commitments until September 2019 and August 2020 for the use of two motor vehicles. The Company has a lease for rental office space from December 2018 until November 30, 2028.

Minimum payments payable over the next five years are as follows:

	Payments due by period
		Less than 1
	Total	year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related Commitments	$15,737	$15,737	$—	$—	$—
Investment commitment	15,000	15,000	—	—	—
Operating leases	1,608	295	635	678	—
Motor vehicle leases	47	29	18	—	—
Long-term debt	55,504	3,349	7,068	3,149	41,938
Total	$87,896	$34,410	$7,721	$3,827	$41,938

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the period.

Share capital

Aphria has the following securities issued and outstanding, as at October 11, 2018:

			Exercisable
	Presently		& in-the-	Fully
	outstanding	Exercisable	money	diluted
Common stock	249,762,289	—	—	249,762,289
Warrants	2,666,531	2,666,531	1,372,727	1,372,727
Stock options	8,093,159	3,519,772	3,214,611	3,214,611
Fully diluted				254,349,627

*Based on closing price on October 11, 2018

QUARTERLY RESULTS

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the first quarter of fiscal 2019, ended August 31, 2018. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2018 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Nov/17	Feb/18	May/18	Aug/18
Revenue	$8,504	$10,267	$12,026	$13,292
Net income (loss)	6,455	12,944	(4,992)	21,176
Earnings (loss) per share - basic	0.05	0.08	(0.06)	0.09
Earnings (loss) per share - fully diluted	0.04	0.08	(0.04)	0.09

	Nov/16	Feb/17	May/17	Aug/17
Revenue	$5,227	$5,119	$5,718	$6,120
Net income	945	4,950	(2,593)	15,041
Earnings per share - basic	0.01	0.04	(0.02)	0.11
Income per share - fully diluted	0.01	0.04	(0.02)	0.10

RELATED PARTY BALANCES AND TRANSACTIONS

The Company funds a small portion of the Canadian operating costs of Liberty, for which Liberty reimburses the Company quarterly. Additionally, the Company purchased certain electrical generation equipment and pays rent to a company owned by a director. The balance owing from related parties as at August 31, 2018 was $nil (May 31, 2018 - $nil). These parties are related as they are corporations that are controlled by certain officers and directors of the Company (Mr. Cole Cacciavillani).

During the three months ended August 31, 2018, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $85 (2017 - $38). Included in this amount was rent of $4 charged during the three months ended August 31, 2018 (2017 - $8).

The Company previously entered into an agreement with a director of the Company, granting it the right of first refusal to acquire an additional acre of property adjacent to its Aphria One facility. The director also maintains a put option on the same property valued at $1,000 subject to annual inflationary adjustments equal to the increases in the Consumer Price Index, which put option can only be exercised upon one of the following conditions occurring:

(i)                                     The director ceasing to be employed by the Company;

(ii)                                  The director and his affiliated group collectively ceasing to own greater than 10% of the shares of the Company; or

(iii)                               A change of control in the Company.

As at August 31, 2018 the director and his affiliated group collectively own less than 10% of the shares of the Company; however, the Director has not exercised the put option.

CORPORATE POSITION ON CONDUCTING BUSINESS IN THE UNITED STATES AND OTHER INTERNATIONAL JURISDICTIONS WHERE CANNABIS IS FEDERALLY ILLEGAL

As cannabis is currently federally illegal in the U.S., The Company does not engage in any U.S. cannabis related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). While the Company has historically held certain interests in U.S. cannabis related activities as at the date of this MD&A, it has divested itself of all such interests. The Company will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so. While the Company will not engage in marijuana-related activities in the U.S related to growing and processing cannabis so long as cannabis is federally-illegal, the Company has developed specific plans related to establishing business operations in the U.S. in the event cannabis becomes federally legal. The Company has entered into option agreements to purchase certain ownership interest in companies which operate in the U.S. cannabis industry should cannabis be rescheduled to become a legal substance in the U.S.

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties, of which the below are considered to be the Company’s principal risks. For a more detailed and complete discussion of economic, industry and risk factors of the Company, please see the “Risk Factors” section in our most recent Annual Information Form, dated July 31, 2018.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risk Factors Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Reliance on Veterans Affairs Canada (‘‘VAC’’) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed in the Company’s previous continuous disclosure, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, when adult-use of cannabis is implemented by the Canadian Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult-use of cannabis, the Company may be materially adversely affected.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Further, as a Licensed Producer, each Key Person is subject to security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Reliance on a Single Facility

To date, the Company’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material and adverse effect on the Company’s ability to continue producing medical marijuana, its business, financial condition and prospects.

Regulatory Compliance

The commercial medical cannabis industry is a new industry in Canada and the Company anticipates that once in force, the Cannabis Act and its regulations will subject the Company to a new regulatory regime governed by new regulations, guidelines and policies relating to the manufacture, processing, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also laws and regulations relating to drugs containing cannabis, amended security measures and outdoor cultivation. While, to the knowledge of management, the Company is currently in compliance with the current regulatory regime and is on track to transition its licences under the Cannabis Act, any changes to such laws, regulations, guidelines and policies may have a material adverse effect on its business, financial condition and results of operations.

Changes in Laws, Regulations and Guidelines

On December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that marijuana would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. The Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licences including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, with respect to the retail cannabis framework in each province, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will remain unchanged following the coming into force of the Cannabis Act. It is possible for significant legislative amendments to arise in each province to address any regulatory issues or perceived shortcomings in the distribution of cannabis at the retail level.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may have a material adverse effect on the Company’s business and operational results.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party mail and courier services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation and/or rising costs associated with these services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Insurance coverage

The Company has insurance to protect its assets, operations, directors and employees. The Company is currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed to. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, results of operations and financial condition could be materially adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Common Shares and could use significant resources. Even if Aphria is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Aphria may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Aphria may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Negative Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception of

Aphria’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical or recreational purposes, including unexpected safety or efficacy concerns arising with respect to the products of the Company or its competitors. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations and financial condition of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for Aphria’s products which could have a material adverse effect on the Company’s business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Risk Factors Related to International Activities

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in marijuana industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property May Adversely Affect the Company’s Business

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions.

Inflation in Emerging Markets, Along with Governmental Measures to Combat Inflation, may have a Significant Negative Effect on Local Economies and also on the Company’s Financial Condition and Results of Operations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company May Expand into Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks

In addition to the jurisdictions described elsewhere in this MD&A, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

The Company may be Responsible for Corruption and Anti-bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The

Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2018, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended August 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SUBSEQUENT EVENTS

Subsequent to quarter-end, the Company entered into a strategic partnership with Schroll Medical, a subsidiary of prominent European flower producer, Schroll Flowers. The Company paid €100 and will provide cannabis genetics, strains and proprietary growing IP for a 15% interest in Schroll Medical.

Subsequent to quarter-end, the Company secured an exemption from the CSE allowing it to have the remaining Liberty shares released from the CSE mandated escrow. Subsequent to the release from escrow, the Company entered into a share purchase agreement to divest of the remaining 64,118,462 Liberty shares in exchange for a promissory note in the amount of $59,098, bearing interest at a rate of 12% due in 5 years. As a security for the promissory note, the Liberty shares have been placed in trust with an escrow agent. The purchaser is able to remove the Liberty shares from the escrow at any time by paying off the promissory note. In the event that the Company enforces the security, the escrow agent will return the shares to the Company, provided that the Conditions are met. In the event they are not met, the escrow agent will transfer the securities to a third-party investment for liquidation, with the proceeds of liquidation delivered to the Company. Simultaneously with this sale, the Company entered into an option agreement to repurchase the Liberty shares for the value of the promissory note. The Company will pay an annual fee equal to 12.975% of the face value of the promissory note to maintain this option. The option to repurchase the shares is subject to the Conditions described above. In exchange for the early termination of the Obligation Agreement, the Company paid a $1,000 termination fee.

Subsequent to quarter-end, the Company signed a supply agreement to supply Emblem Corp. with 175,000 kg of cannabis over a five-year period starting May 2019.

Subsequent to quarter-end, the Company closed the acquisition of assets in Latin America and the Caribbean from Scythian. The Company issued 15,678,310 shares and assumed $1,000 USD of existing debt as part of the acquisition.

Subsequent to quarter-end, the Company transferred assets with a fair value of $30,542 to GA Opportunities Corp. in exchange for a promissory note, bearing interest at 12% per annum due in 5 years. Simultaneously with this transfer, the Company entered into an option agreement to repurchase the assets acquired by GA Opportunities Corp. for the value of the promissory note. The Company will pay an annual fee equal to 12.3% of the face value of the promissory note to maintain this option. In the event that the assets acquired by GA Opportunities Corp. qualify as US cannabis assets, the option to repurchase the shares is subject to the same Conditions described above.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•                  the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;

•                  the expected cost to produce a gram of dried cannabis;

•                  the expected cost to process cannabis oil;

•                  the anticipated future gross margins of the Company’s operations; and,

•                  The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical cannabis and cannabis-related offenses in the United States.